December 19, 2008

Mr. Chris White, Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:           Victory Energy Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2007
Form 10-Q for the Period Ended September 30, 2008
Filed November 14, 2008
File No. 2-76219-NY

Dear Mr. White,

This letter is in response to your correspondence of December 9, 2008. The letters keys our responses to your comments and provides requested information as follows:

Form 10-Q for the period  ended September 30, 2008

1.
We note you response labeled Other Matters and your conclusion that there is no obligation to record a liability on the balance sheet related to payment of royalties to James Capital. We also note in Section 2.1(a) and 2.1(b) of the Fund Agreement that the Fund can take at its discretion its Net Royalty Interest “in-kind” and the decision to take the Net Royalty Interest in-kind or cash will be made on three month intervals. Given the repayment of the Net Royalty Interest is at the discretion of James Capital and appears to be on demand, tell us how you concluded this obligation should not be recorded as a liability on your balance sheet.

We have since conducted an evaluation of the design and operation of our internal control over financial reporting and have concluded that our internal control over financial reporting was effective as of December 31, 2007.  We have amended the 2007 form 10KSB/A to include our report on internal control over financial reporting as of December 31, 2007.

Company response – The discretion of James Capital to take its Net Royalty Interest “in-kind” or in cash does not create a liability on the balance sheet as the accounting for the sale of the net royalty interest (“NRI”) is the same whether the NRI is paid to James Capital in cash as the royalties are earned or if the NRI is taken by James Capital in-kind and the royalty funds are disbursed directly to James Capital.

If James Capital were to elect to take its NRI in-kind, the accounting would differ on the statement of operations in that Victory’s revenues from the net royalty interest would be reduced by the revenues related to the NRI that was taken in-kind by James Capital. Victory would reduce its royalty expense by the amount of royalties collected directly by James Capital on its in-kind NRIs.

Mr. Chris White
December 19, 2008

The following is an illustration of the difference in accounting for the net royalty revenues if James Capital were to take its NRI in-kind:

Assumptions:

•	$100,000 of Net Royalty income is earned of which $74,000 (74%) is received by Victory Energy

•	Pursuant to the James Capital Fund agreement, 59 of Victory’s 74% net royalty interest is owed by James Capital.

Date	Account Description	Debit	Credit
Scenario #1 - James Capital Net Royalty Interest distributed in cash
12/1/08	Cash in Bank – Victory Energy	$74,000
	Revenues – natural gas production		$74,000
	To record collection of $74,000 of net royalty income from gas wells.
12/10/08	Royalty expense – James Capital	$59,000
	Cash in bank – Victory Energy		$59,000
	To record cash payment to James Capital for its 59 of 74% net royalty interest in the gas wells.
Scenario #2 - James Capital Net Royalty Interest distributed in-kind
12/1/08	Cash in Bank – Victory Energy	$15,000
	Revenues – natural gas production		$15,000
	To record collection of $15,000 of net royalty income from gas wells.

In the above example, the key difference between James Capital claiming its 59 of 74% Net Royalty Interest in cash versus in-kind relates to the whether the $74,000 royalty payment is collected by Victory who then pays to James its 59 of 74% interest or whether James elects to take its NRI in-kind and directly collects its 59 of 74% net royalty income. The net effect to Victory is the same, that is, it retains its 15 of 74% net royalty interest from the monthly revenue proceeds.

Victory Energy Corporation will gladly discuss these matters and other matters in a conference call with your staff. Please contact me directly at telephone number (714) 619-9320, fax number (714) 200-0585 or email that is rmiranda@mirandaaccountancy.com

Thank you for your courtesy and consideration.

Victory Energy Corporation

/s/ Robert J. Miranda
Robert J. Miranda, CPA
Chief Financial Officer